                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 3)

                  Under the Securities Exchange Act of 1934


                           LOGAN INTERNATIONAL CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 54100P 10 0
------------------------------------------------------------------------------
                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 28, 1999
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 2 of 7 Pages


CUSIP No.   54100P 10 0
          -----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          MFC Bancorp Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds    AF  WC
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization    Yukon Territory, Canada
                                         -------------------------------------

    Number of                (7)  Sole Voting Power    7,640,960
    Shares Bene-                                    --------------------------
    ficially                 (8)  Shared Voting Power    5,115,900
    Owned by                                          ------------------------
    Each Reporting           (9)  Sole Dispositive Power    7,640,960
    Person                                               ---------------------
    With                     (10) Shared Dispositive Power    5,115,900
                                                           -------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  12,756,860
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    80.6%
                                                       -----------------------

14) Type of Reporting Person        CO
                             -------------------------------------------------

                                                             Page 3 of 7 Pages


CUSIP No.   54100P 10 0
           -----------------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Constable Investments Ltd.
    --------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds    WC
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Tortola, British Virgin Islands
                                         -------------------------------------

    Number of                (7)  Sole Voting Power    0
    Shares Bene-                                    --------------------------
    ficially                 (8)  Shared Voting Power    5,070,900
    Owned by                                          ------------------------
    Each Reporting           (9)  Sole Dispositive Power    0
    Person                                               ---------------------
    With                     (10) Shared Dispositive Power    5,070,900
                                                           -------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  5,070,900
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    32.0%
                                                       -----------------------

14) Type of Reporting Person        CO
                             -------------------------------------------------

                                                             Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a par value of $0.01 of Logan International Corp. ("Logan"), a Washington corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and Constable Investments Ltd. ("Constable"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Constable is a wholly-owned operating company of MFC and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. Sutton Park International Limited ("Sutton Park") is a wholly-owned operating company of MFC organized under the laws of the British Virgin Islands and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. See Item 6 on page 2 and 3 of this Schedule 13D/A for the jurisdiction of organization of MFC and Constable, respectively.

The names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Constable have been disclosed in the previous Schedule 13D/A dated October 30, 1998. Diane Beaumont and Jonathan Charles Brannam have, however, ceased to be executive officers and directors of Constable. The names, citizenship, principal business addresses and principal occupations of the executive officers and directors of Sutton Park are in the following table. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Constable and Sutton Park and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.

NAME                  RESIDENCE OR               PRINCIPAL
                    BUSINESS ADDRESS             OCCUPATION                CITIZENSHIP
--------------------------------------------------------------------------------------
Michael J. Smith    6 Rue Charles-Bonnet,       Director, President and    British
                    1206 Geneva, Switzerland    Chief Executive Officer
                                                of MFC
--------------------------------------------------------------------------------------
Roy Zanatta         Suite 1250,                 Director and               Canadian
                    400 Burrard Street,         Secretary of MFC
                    Vancouver, B.C.
                    Canada  V6C 3A6
--------------------------------------------------------------------------------------

                                                             Page 5 of 7 Pages


During the last five years, neither MFC nor Constable nor, to the knowledge of MFC or Constable, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Constable has paid an aggregate of $2,050,000 or $0.41 per share for 5,000,000 shares of common stock in the capital of Logan. The purchase price was paid from Constable's cash reserves. Sutton Park has paid an aggregate of $8,648.33 for 45,000 shares of common stock in the capital of Logan. The purchase price was paid from Sutton Park's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

MFC and Constable have acquired the shares of Logan for investment purposes. At this time, neither MFC nor Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have the intention of acquiring additional shares of Logan, although MFC and Constable reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated October 30, 1998 filed by MFC, MFC was the beneficial holder of 7,711,860 shares of common stock of Logan. On June 30, 1999, Sutton Park, a wholly-owned subsidiary of MFC, acquired 45,000 shares of common stock of Logan for approximately $0.1922 per share for an aggregate purchase price of $8,648.33. On December 28, 1999, Constable acquired 5,000,000 shares of common stock of Logan for $0.41 per share for an aggregate purchase price of $2,050,000. As a result, Constable beneficially owns, and has the shared power with MFC to direct the vote and disposition of 5,070,900 shares of common stock of Logan, which represents approximately 32.0% of Logan's issued and outstanding shares of common stock. MFC has the sole power to direct the vote and disposition of a total of 7,640,690 shares of common stock of Logan and shares the power to direct the vote and disposition of 5,115,900 shares of common stock of Logan with Constable (as to 5,070,900 shares) and Sutton Park (as to 45,000 shares), which represents approximately 80.6% of the issued and outstanding shares of common stock of Logan.

                                                             Page 6 of 7 Pages


To the knowledge of MFC and Constable, none of their directors or executive officers have any power to vote or dispose of any shares of common stock of Logan, nor did they, MFC or Constable effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit Number             Description
--------------             -----------

      1 Joint Filing Agreement between MFC Bancorp Ltd. and Constable Investments Ltd. dated January 6, 2000.

                                                             Page 7 of 7 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       January 6, 2000
                                               -------------------------------
                                                            (Date)

                                                       MFC BANCORP LTD.

                                               By: /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                 Michael J. Smith, President
                                               -------------------------------
                                                       (Name and Title)



                                                       January 6, 2000
                                               -------------------------------
                                                           (Date)

                                                  CONSTABLE INVESTMENTS LTD.

                                               By:  /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                 Michael J. Smith, Director
                                               -------------------------------
                                                       (Name and Title)

                                 EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------

      1 Joint Filing Agreement between MFC Bancorp Ltd. and Constable Investments Ltd. dated January 6, 2000.